Exhibit 1.02

Magna International Inc.

Conflict Minerals Report

For the year ended December 31, 2013

Section 1: Introduction

This is the Conflict Minerals Report of Magna for calendar year 2013 (excepting conflict minerals that, prior to January 31, 2013, were located outside of Magna’s supply chain) in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this report are defined in Rule 13p-1 and Form SD and the reader is invited to refer to those sources.

We are a leading global automotive supplier with 315 manufacturing operations and 82 product development, engineering and sales centres in 29 countries. We have over 128,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. For the 2013 reporting year, our product capabilities included:

Interior Systems:  Garnish & Hard Trim; Overhead Systems; Soft Trim & Cargo Management Systems; Door Panels; Cockpit Systems.

Seating Systems: Complete Seating Systems; Seat Structures and Mechanisms; Foam & Trim Products.

Closure Systems: Door Modules; Window Systems; Sealing Systems; Power Closure Systems; Latching Systems; Electronic Features; Handle Assemblies; Engineered Glass; Lighting Systems.

Body & Chassis Systems: Body Systems; Chassis Systems

Vision Systems: Interior Mirrors; Exterior Mirrors; Actuators; Electronic Vision Systems

Electronic Systems: Driver Assistance and Safety Systems; Intelligent Power Systems; Engine Electronics and Sensors; Industrial Products; Body Systems; Hybrid & Electric Vehicle Components/Systems.

Exterior Systems: Bumper Fascia Systems; Exterior Trim; Class A Body Panels; Structural Components; Modular Systems; Under Hood and Underbody Components.

Powertrain Systems: Driveline Systems; Fluid Pressure & Control Systems; Metal-Forming Solutions.

Roof Systems: Soft Tops; Retractable Hard Tops; Sliding Folding & Modular Roofs.

Vehicle Engineering and Contract Assembly: Engineering Services; Contract Manufacturing; Battery Systems; Fuel Systems.

In accordance with Rule 13p-1, Magna undertook due diligence efforts to determine the source and chain of custody of the necessary conflict minerals in its products, as described in Form SD.

Section 2: Design of Due Diligence Framework

Magna designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for gold and for tin, tantalum and tungsten.

Section 3: Due Diligence Measures Performed

Magna’s due diligence measures for the 2013 reporting year included the following:

•                  Establish company management systems

•                  Established a cross-functional steering committee comprised of representatives from Magna’s legal and purchasing departments to direct Magna’s conflict minerals compliance program.

•                  Adopted a policy statement which addresses our commitment to comply with the Conflict Minerals Rule and our expectations of our suppliers with respect to conflict minerals reporting. The policy statement has been posted on our corporate website at: http://www.magna.com/docs/default-source/corporate-governance/conflict-minerals-policy-statement.pdf

•                  Established, and communicated to the 2013 Suppliers, a dedicated email address (conflict.minerals@magna.com) to facilitate supplier engagement with respect to conflict minerals reporting and the requirements of Magna’s conflict minerals compliance program.

•                  Established, and publicized in Magna’s conflict minerals policy statement, a grievance mechanism to enable the reporting of concerns relating to Magna’s conflict minerals compliance program through Magna’s existing confidential and anonymous Good Business Line (GBL) (www.magnagbl.com). Reports to the GBL are received and tracked by an independent third-party provider, and are communicated to members of Magna’s conflict minerals steering committee for review and appropriate action.

•                  Updated Magna’s standard global contract terms and conditions, including the global standard supplier requirements manual, to require suppliers to provide information or certification to Magna with respect to the origin of their products supplied to Magna.

•                  Established a conflict minerals program which includes a five (5) year retention period for conflict minerals program documentation.

•                  Communicated with the 2013 Suppliers: (i) informing them about the requirements of conflict minerals reporting requirements and Magna’s compliance expectations; (ii) requiring that they complete a conflict minerals survey based on the EICC-GeSI Conflict Minerals Reporting Template; and (iii) asking them to request their production suppliers to complete a CMRT. Detailed instructions on how to complete the CMRT were included.

•                  Actively participated as a member of several industry associations in North America and Europe, including the Automotive Industry Action Group (AIAG) Conflict Minerals Working Group. The initiatives of these organizations and the AIAG, in particular, include efforts to improve supply chain transparency and compliance with the conflict minerals reporting requirements.

•                  Encouraged increased supply chain awareness of the conflict mineral reporting requirements by sponsoring several AIAG automotive industry briefings.

•                  Implemented a supply chain system of controls and transparency through the adoption and use of the CMRT, which facilitates the transfer of information through the supply chain regarding: (i) mineral country of origin; (ii) smelters and refiners being utilized; and (iii) the identity of new smelters and refiners to potentially undergo an audit via the Conflict-Free Smelter Program (described below).

•                  Supported the Conflict Free Sourcing Initiative (CFSI) by becoming a member. The CFSI has designed and manages a program, the Conflict Free Smelter Program (CFSP), to identify the smelters and refiners that process 3TG and independently audit those smelters and refiners to certify those that source only conflict-free 3TG.

•                  Periodically reported the status of Magna’s conflict minerals compliance program to: (i) senior executives responsible for legal, purchasing and operations; (ii) Magna’s Board of Directors; and (iii) the Corporate Governance, Compensation and Nominating Committee of our Board.

•                  Engaged an internationally-recognized, global auditing firm to conduct an independent assessment of our conflict minerals compliance program and recommend enhancements to the program, including several recommendations that were implemented in the 2013 reporting year.

•                  Identify and assess risks in the supply chain

To identify risks in the supply chain, Magna undertook the following measures:

•                  Conducted a risk-based applicability assessment of the 2013 Suppliers to segment its suppliers in accordance with the perceived risk that the supplier supplies products containing 3TG — with suppliers assigned a “high”, “uncertain/undeterminable” or “low/no” risk rating.

•                  Requested completion of a CMRT from 7,175 suppliers, with those suppliers assigned a “high” or “uncertain/undeterminable” risk rating targeted for priority follow-up engagement. In addition, those suppliers with which Magna had high levels of annual spend (based on the prior fiscal year), regardless of the risk category assigned to them through the applicability assessment, were targeted for priority follow-up.

•                  Reviewed responses for red flags. Incomplete, inconsistent or inaccurate surveys based on select questions in the CMRT were identified for follow-up.

•                  Collated the smelters or refiners that were identified by Magna suppliers and established a process to validate the accuracy and completeness of the information supplied, including by reviewing the list against the list of facilities which have received a “conflict-free” designation under the CFSP or other independent third party audit program.

•                  Design and implement a strategy to respond to identified risks

Magna designed a risk management plan to identify, monitor and mitigate identified risks, the key elements of such plan being:

•                  Based on the red flag review, suppliers whose responses to select CMRT questions were identified as incomplete, inconsistent or inaccurate, were asked for additional clarification.

•                  Suppliers that did not respond to Magna’s initial survey request were sent follow-up reminders requesting that they complete a CMRT.

•                  Suppliers who sent responses to Magna in a format other than the CMRT were asked to resubmit a response using the CMRT.

•                  In order to increase supplier awareness and facilitate compliance with the conflict minerals reporting requirements, Magna’s initial communications directed suppliers to visit the CFSI website (www.conflictfreesourcing.org) for additional information, including with respect to completion of the CMRT. The CFSI website also includes useful resources and tools, training information and guidance documents.

•                  Carry out independent third-party audit of smelter/refiner due diligence practices

Magna is a downstream consumer of necessary conflict minerals and is many supply tiers removed from smelters and refiners which provide minerals and ores. Therefore, Magna does not perform, or direct the performance of, audits of smelters and refiners within the supply chain.  As a result, our due diligence efforts relied on cross-industry initiatives such as the CFSI, which identifies smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

In addition, the Board of Directors of the AIAG, upon which a Magna representative sits, developed and sent letters to numerous smelters and refiners to encourage them to participate in the CFSP.

•                  Report annually on supply chain due diligence

Magna’s conflict minerals policy states that we will comply with Section 1502 of the Dodd-Frank Act, which includes filing our Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report with the SEC (www.edgar.com) and making both documents publicly available on our corporate website (www.magna.com).

We also completed Conflict Minerals Reporting Templates for each of our customers who requested us to do so for the 2013 reporting year, in support of such customers’ reporting obligations under the Dodd-Frank Act and the Conflict Minerals Rule.

Section 4: Determination

Magna does not, to the best of its knowledge, directly purchase 3TG from any of the Covered Countries. As a downstream consumer of 3TG, Magna must rely on its direct suppliers to gather information about smelters and refiners in the supply chain. There are generally multiple tiers of suppliers between 3TG smelters and refiners and Magna. Most of the 2013 Suppliers who responded to us did so at a company level and not a product level. As a result, despite receiving responses from suppliers listing smelter or refiner names in their supply chain, such suppliers were unable to accurately report which specific smelters were part of the supply chain for the products or components that were sold to Magna in the 2013 reporting year. Absent such information from its supply chain, Magna is unable to determine the source and chain of custody of the necessary conflict minerals in its products for the 2013 reporting year and, for this reason, we have not included a list of smelter or refiner names in this Conflict Minerals Report.

Section 5: Continuous Improvement efforts to mitigate risk

Magna intends to take a number of steps to improve the response rate and quality of relevant supplier responses in the 2014 reporting year and to mitigate the risk that necessary conflict minerals used in Magna products may benefit armed groups in the Covered Countries, including the following:

•                  Working with suppliers which:

•                  did not respond to our 2013 request to complete a Conflict Minerals Reporting Template to help them understand the importance of this requirement to Magna and to encourage their participation in the 2014 reporting year; and

•                  responded to Magna in a format other than the CMRT to help them understand the importance of standardized conflict minerals reporting.

•                  Providing additional awareness, training, best practices or other assistance to suppliers in accurately reporting to Magna with respect to necessary conflict minerals in their products.

•                  Supporting industry initiatives aimed at improving supply chain transparency, including, through our membership and participation in the AIAG and other industry associations.

•                  Supporting the smelter and refiner audit and certification initiatives of the CFSI.

•                  Implementing, where appropriate, the recommendations made by external advisors retained by Magna with respect to our conflict minerals compliance program.

Section 6: Independent audit

Pursuant to Rule 13p-1 and SEC Guidance issued on April 29, 2014, an independent private sector audit with respect to Magna’s 2013 reporting year is not required.